UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2015

Commission File Number 001-35286

FRANCO-NEVADA CORPORATION

(Translation of registrant’s name into English)

199 Bay Street, Suite 2000, P.O. Box 285, Commerce Court Postal Station, Toronto, Ontario, Canada M5L 1G9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCO-NEVADA CORPORATION

/s/ Lloyd Hong
Date: March 25, 2015	Lloyd Hong

Chief Legal Officer & Corporate Secretary

INDEX TO EXHIBITS

99.1	Press Release dated March 25, 2015 — Franco-Nevada Reports Strong Year-End 2014 Results, Increases Dividend and Provides Outlook

99.2

Technical Report dated October 6, 2014, entitled “Technical Report for the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado Copper Projects, Atacama Province, Region III, Chile”

99.3	Certificate of Qualified Person — Jean-François Couture, PGeo

99.4	Certificate of Qualified Person — Glen Cole, PGeo

99.5	Certificate of Qualified Person — Adrian Dance, PEng

99.6	Certificate of Qualified Person — Gary Poxleitner, PEng

99.7	Certificate of Qualified Person — John Nilsson, PEng

99.8	Certificate of Qualified Person — Cameron C. Scott, PEng